Exhibit (a)(14)

Joint Press Release

For Immediate Release

Company Name:  Dainippon Sumitomo Pharma Co., Ltd.

Representative:  Masayo Tada, President

(Securities Code: 4506, 1st Section of TSE and OSE)

Contact:  Atsuko Higuchi, Director, Public Relations

Phone: 06-6203-1407

Company Name:  Sepracor Inc.

Representative:  Adrian Adams, President and Chief Executive Officer

Contact:  Jonaé R. Barnes,

Sr. Vice President, Investor Relations and Corporate Communications

Phone:  (508) 481-6700

DAINIPPON SUMITOMO PHARMA CO., LTD. AND SEPRACOR INC.

ANNOUNCE COMPLETION OF SUBSEQUENT OFFERING PERIOD

AND EXERCISE OF TOP-UP OPTION

OSAKA, Japan and MARLBOROUGH, Mass. — Oct. 20, 2009 - Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) and Sepracor Inc. (“Sepracor”) (NASDAQ: SEPR) today announce the successful completion of the cash tender offer by DSP’s indirect wholly-owned subsidiary, Aptiom, Inc. (“Offeror”), to acquire all of the outstanding shares of common stock of Sepracor for $23.00 per share.  The subsequent offering period for the tender offer expired, as scheduled, at 5:00 p.m., New York City time, on Monday, October 19, 2009.  The depositary for the tender offer has advised DSP that, as of the expiration of the subsequent offering period, a total of approximately 96,590,423 shares were validly tendered in the tender offer (including during the subsequent offering period), representing approximately 86.9% of all outstanding shares of Sepracor.  Offeror has accepted for payment all shares that were validly tendered in the tender offer and not properly withdrawn during the initial offering period, and payment for such shares has or will be made promptly, in accordance with the terms of the tender offer.

DSP also announced that Offeror is exercising its option (the “Top-Up Option”) to purchase the number of shares of Sepracor common stock (the “Top-Up Option Shares”) that, when added to the number of shares owned by DSP, Offeror and their respective subsidiaries immediately prior to the exercise of the Top-Up Option, including all shares validly tendered and not properly withdrawn in the tender offer, constitutes at least one share more than 90% of the number of shares of Sepracor common stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the price per share paid in the tender offer. The closing of the purchase by Offeror of the Top-Up Option Shares (the “Top-Up Option Closing”) is currently scheduled to occur on October 20, 2009.

Following the Top-Up Option Closing, DSP intends to complete the acquisition of Sepracor through a short-form merger currently intended to be effected on October 20, 2009, in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), without prior notice to, or any action by, any Sepracor stockholder other than Offeror.  At the effective time of the merger, each outstanding share of Sepracor common stock (other than any shares held in the treasury of Sepracor or owned by DSP or Offeror or any direct or indirect subsidiary of DSP or Offeror or of Sepracor) will be automatically canceled and, subject to the exercise of appraisal rights under the DGCL, converted into the right to receive the same $23.00 per share, net to the holder in cash, without interest and subject to any required withholding of taxes, that was paid in the tender offer.  Following the effective time of the merger, Sepracor will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of DSP.  In addition, following the effective time of the merger, Sepracor’s common stock will cease to be traded on the NASDAQ Global Select Market and Sepracor will no longer have reporting obligations under the Securities Exchange Act of 1934.

About DSP

DSP is a multi-billion dollar, top-ten listed pharmaceutical company in Japan with a diverse portfolio of pharmaceutical, animal health and food and specialty products. DSP’s strong research and development presence in the areas of central nervous system, diabetes, cardiovascular disease, and inflammation/allergy, is based on the merger in 2005 between Sumitomo Pharmaceuticals Co., Ltd., and

Dainippon Pharmaceutical Co., Ltd. Today, DSP has approximately 5,000 employees worldwide. Additional information about DSP is available through its corporate web site at http://www.ds-pharma.co.jp.

About Sepracor

Sepracor is a fully integrated specialty pharmaceutical company dedicated to treating and preventing human disease by discovering, developing and commercializing innovative pharmaceutical products that are directed toward serving large and growing markets and unmet medical needs. Sepracor’s drug development, corporate development, and licensing efforts have yielded a portfolio of pharmaceutical products and candidates with a focus on respiratory and central nervous system disorders. Sepracor’s currently marketed products in the U.S. include LUNESTA® brand eszopiclone, XOPENEX® brand levalbuterol HCl Inhalation Solution, XOPENEX HFA® brand levalbuterol tartrate Inhalation Aerosol, BROVANA® brand arformoterol tartrate Inhalation Solution, OMNARIS® brand ciclesonide Nasal Spray and ALVESCO® brand ciclesonide HFA Inhalation Aerosol. Sepracor’s wholly owned subsidiary, Sepracor Pharmaceuticals, Inc., markets several additional products in Canada that are focused in the cardiovascular, central nervous system, pain and infectious disease therapeutic areas. Sepracor has approximately 2,100 employees worldwide. Additional information about Sepracor is available through its corporate web site at http://www.sepracor.com.

Forward-Looking Statements

This announcement contains forward-looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “will,” “believes,” “anticipates,” “plans,” “expects,” “could,” “should” or similar expressions; statements regarding the expected timing of the completion of the Top-Up Option and the merger; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect DSP’s and Sepracor’s current perspective on existing trends and information. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond DSP’s or Sepracor’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the merger; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of DSP or Sepracor’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Sepracor, as well as the tender offer documents filed by Offeror and the Solicitation/Recommendation Statement filed by Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on DSP’s or Sepracor’s results of operations or financial condition. Neither DSP nor Sepracor undertakes any obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

Lunesta, Xopenex, Xopenex HFA and Brovana are registered trademarks of Sepracor Inc.  Omnaris and Alvesco are registered trademarks of Nycomed GmbH.

For a copy of this release or any recent release, visit Sepracor’s web site at http://www.sepracor.com.